UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

SEC FILE NUMBER 000-6814

NOTIFICATION OF LATE FILING

(Check One): ☒  Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2016

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

______________________________________________________________________________

PART I -- REGISTRANT INFORMATION
U.S. Energy Corp. Full Name of Registrant
Former Name if Applicable
4643 S. Ulster Street, Suite 970 Address of Principal Executive Office (Street and Number)
Denver, Colorado 80237 City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2016, within the prescribed time period because the Registrant has not been able to obtain and assimilate all information required to complete its accounting and audit for the year. Accordingly, the Registrant has not been able to complete its financial statements and other required disclosures to its Form 10-K.

PART IV-- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

David A. Veltri	303	993-3200
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes☐ No

The Registrant expects to report revenues for the year ended December 31, 2016 of approximately $5.7 million as compared to $10.2 million for the year ended December 31, 2015. The Registrant expects to report an operating income loss for the year ended December 31, 2016 of approximately $11.9 million as compared to $67.2 million for the year ended December 31, 2015 and a net loss of approximately $14.3 million for the year ended December 31, 2016 as compared to a net loss of $92.8 million for the year ended December 31, 2015. The primary reasons for the significant changes in revenue, operating income and net loss relates to, among other factors; (i) a greater than 42% reduction in the Company’s oil production, a 13% decrease in gas production and a 13% reduction in the realized price for oil which resulted in lower revenues and impairment charges for the Company’s oil and gas properties of approximately $9.5 million; (ii) a significant reduction in the Company’s operations and a reduction in oil and gas production costs of $4.6 million from December 31, 2015 to December 31, 2016; and (iii) discontinued operations from the disposition of our mining properties in February 2016 which resulted in impairment charges of $0.4 million.

The foregoing statements are based on the Company’s current expectations as of the date of this filing and involve a number of risks and uncertainties, which may cause actual results to differ. The risks include, but are not limited to, unexpected changes arising during the annual audit procedures.

U.S. Energy Corp.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 30, 2017	By:	/s/ David A. Veltri
David A. Veltri
Chief Executive Officer, President and Director